SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BASE DATE:   September 30, 2007.

REQUESTING PARTY: BRASKEM S.A. (BRASKEM), with head office located at Rua Eteno, 1561, COPEC, Municipal District of Camaçari, State of Bahia, with Corporate Taxpayer Register under CNPJ no. 2.150.391/0001 -70.

OBJECT: IPIRANGA QUÍMICA S/A (IQ), with head office located at Rua Antônio Carlos, n° 434, 4° andar, parte, São Paulo, SP, with Corporate Taxpayer Register under CNPJ no. 62.227.509/0001 -29.

PURPOSE: To calculate IQ’s Net Equity at market value, as provided by Article 183 § 1 of Act no. 6.404/76 (Corporation Law), in order to assess the applicability of Article 256, II, b) belonging to the same Act, in function of the acquisition of IQ shares by BRASKEM.

EXECUTIVE SUMMARY

APSIS CONSULTORIA APSIS ) EMPRESARIAL Ltda. ( was retained by BRASKEM to calculate IQ’s Net Equity at market value, as provided by Article 183 § 1 of Act no. 6.404/76 (Corporation Law), in order to assess the applicability of Article 256, II, b) belonging to the same Act, in function of the acquisition of IQ shares by BRASKEM.

The technical procedures employed in this report are in accordance with criteria established by appraisal standards, and appraisal calculations to determine the values of assets were done on the basis of income, asset and market discussions.

This report presents the market values of the assets and liabilities of the companies used to adjust IQ’s Book Net Equity by the assets approach.

ACQUISITION OF THE IPIRANGA GROUP: SUMMARY OF THE OPERATION

The Ipiranga Group was acquired by the companies PETRÓLEO BRASILEIRO S/A (PETROBRAS), BRASKEM S/A (BRASKEM) and ULTRAPAR PARTICIPAÇÕES S/A (ULTRAPAR), the latter being a commissionaire for the account and order of the former during the acquisition process. After conclusion of the acquisition, Ultrapar shall hold the distribution business of fuels and lubricants located in the South and Southeast regions (“South Distribution Assets”), Petrobras shall hold the distribution business of fuel and lubricants located in the North, Northeast and Midwest regions (“North Distribution Assets”), Braskem and Petrobras shall hold the petrochemical assets represented by Ipiranga Química S.A., Ipiranga Petroquímica S.A. (“IPQ”) and by the latter’s participation in Copesul – Companhia Petroquímica do Sul (“Copesul”), at the rate of 60% for Braskem and 40% for Petrobras (“Petrochemical Assets”) . The assets related to the petroleum refinery operations held by RPI shall be equally shared among Petrobras, Ultrapar and Braskem.

As described in the Material Fact “ACQUISITION OF THE IPIRANGA GROUP”, published on March 19, 2007, the operation is divided into five stages, namely:

1.	Acquisition of Shares from the Controlling Shareholders Ipiranga by Ultrapar;

2.	Public Tag Along Offering for acquisition of common shares issued by RPI, DPPI, CBPI and IPQ;

3.	Public Offering for Cancellation of the Registration of Copesul Public Limited Company;

4.	Incorporation by Ultrapar of the shares issued by RPI, DPPI and CBPI;

5.	Segregation and transfer of the assets acquired by PETROBRAS and BRASKEM.

SUMMARY OF RESULTS

The figures below present an overview of IQ’s Net Equity at market value, as of the base date of this report:

RELEVANT		VALUE (R$MILLION)

ACCOUNTS		BOOK	MARKET	ADJUSTMENT

TOTAL ASSETS		1.013,78	1.461,83	448,05

CURRENT ASSETS		140,37	143,94	3,57

LONG-TERM ASSETS		63,09	63,09	0,00

PERMANENT ASSETS		810,33	1.254,80	444,47

Investments		757,31	1.182,92	425,61
IPQ	92%	713,27	1.181,41	468,14
ISATEC	100%	1,00	1,00	0,00
IQAG	100%	0,48	0,48	0,00
Premium/Discount		42,53	0,00	-42,53
Others		0,02	0,02	0,00
Fixed Assets		45,43	64,29	18,86
Equipment and Facilities		13,85	15,80	1,95
Buildings and Constructions		23,25	33,43	10,17
Land		3,02	9,76	6,74
Constructions in Progress/Advances to Suppliers		0,23	0,23	0,00
Vehicles		0,48	0,48	0,00
Others		4,61	4,61	0,00
Deferred assets		6,08	6,08	0,00
Intangible Assets		1,51	1,51	0,00

TOTAL LIABILITIES		1.013,78	1.461,83	-448,05

CURRENT LIABILITIES		177,06	183,96	-6,90

LONG-TERM LIABILITIES		1,14	3,29	-2,15

NET EQUITY		835,58	1.274,58	-439,00

ÍNDICE

1.	INTRODUCTION	6

2.	PRINCIPLES AND RESTRICTIONS	7

3.	LIMITS OF RESPONSIBILITY	8

4.	APPRAISAL METHODOLOGY	9

5.	PROFILING OF THE IPIRANGA GROUP	11

6.	ACQUISITION OF THE IPIRANGA GROUP: SUMMARY OF THE OPERATION	16

7.	GENERAL ASSESSMENT CRITERIA	17

8.	ASSESSMENT OF IQ’s NET EQUITY AT MARKET VALUE	28

9.	CONCLUSION	32

10.	LIST OF ATTACHMENTS	33

1. INTRODUCTION

APSIS CONSULTORIA ) APSIS EMPRESARIAL S/C Ltda. ( was retained by BRASKEM to calculate the value of IQ’s Net Equity at market value as provided by Article 183 § 1 of Act no. 6.404/76 (Corporation Law), in order to assess the applicability of Article 256, II, b) belonging to the same Act, in function of the acquisition of IQ shares by BRASKEM.

In preparing this report, data and information provided by third-parties were used in the form of documents and verbal interviews with the clients. The estimates used in this process are based on documents and information which include, among others, the following:

  Bylaws or Articles of Incorporation of the companies;
  Financial statements of the group’s companies;
  Organization chart and corporate holdings;
  List of assets from permanent assets;
  IAN and ITR of companies;
  Set of architectural plans;
  Areas chart; and
  Documents with general information on the industrial plant assessed, including productive capacity data.

The inspections of the industrial plants were conducted in April, May and June 2007.

The APSIS team responsible for the coordination and performance of this work consists of the following professionals:

•	ANA CRISTINA FRANÇA DE SOUZA
Civil engineer
Post-graduate in accounting sciences (CREA/RJ 91.1.03043-4)

•	CESAR DE FREITAS SILVESTRE
Accountant (CRC/RJ 044779/O-3)

•	LUIZ PAULO CESAR SILVEIRA
Mechanical engineer
Master’s in business management (CREA/RJ 89.1.00165-1)

•	MARCELO UNFER PARABONI
Business manager
Post-graduate in financial management (CRA/RJ 20-47.164-6)

•	MARGARETH GUIZAN DA SILVA OLIVEIRA
Civil engineer (CREA/RJ 91.1.03035-3)

•	RICARDO DUARTE CARNEIRO MONTEIRO
Civil engineer
Post-graduate in economic engineering (CREA/RJ 30137-D)

•	SÉRGIO FREITAS DE SOUZA
Economist (CORECON/RJ 23521-0)

•	WASHINGTON FERREIRA BRAGA
Accountant (CRC/RJ 024100-6 / CVM 6734)

2. PRINCIPLES AND RESTRICTIONS

This report strictly complies with the fundamental principles described below.

• The consultants and appraisers have no personal inclination towards the subject matter involved in this report nor derive any advantage from it.

• The professional fees of APSIS are not, in any way, subject to the conclusions of this report.

• The report was prepared by APSIS and nobody, other than the consultants themselves, prepared the analyses and respective conclusions.

• In this report, one assumes that the information received from third parties is correct, and the sources thereof are contained in said report.

• To the best knowledge and credit of the consultants, the analyses, opinions and conclusions presented in this report are based on data, diligence, research and surveys that are true and correct.

• APSIS assumes full responsibility for the matter of Appraisal Engineering, including implicit appraisals, in the exercise their honorable functions, primarily established in the appropriate laws, codes or regulations.

• For purposes of projection, we start with the premise of the inexistence of liens or encumbrances of any nature, judicial or extrajudicial, affecting the purpose of the relevant work, other than those listed in this report.

• The report presents all the restrictive conditions imposed by the methodologies adopted, which affect the analyses, opinions and conclusions contained in the same.

• This report meets the specifications and criteria established by the rules of the Brazilian Association of Technical Rules (ABNT), the specifications and criteria established by USPAP (Uniform Standards of Professional Appraisal Practice), in addition to the requirements imposed by different bodies, such as the Treasury Department, the Central Bank of Brazil, CVM (the Brazilian equivalent to the US Securities and Exchange Commission), SUSEP (Private Insurance Superintendence), etc.

• APSIS declares that it does not have any direct or indirect interests in the companies contemplated in this report or their respective controllers or in the operation to which the “Protocol and Justification ” refer, there being not relevant circumstance, which may characterize conflict or communion of interests, whether potential or current, to the issuance of this Appraisal Report.

• In the course of our work, the controllers and managers of the companies contemplated in this report did not direct, limit, hinder or practice any acts, which have or may have compromised access, use or knowledge of information, property, documents or work methodologies relevant to the quality of our conclusions.

• The Report was drafted in strict compliance with the postulates set forth in the Professional Code of Ethics of CONFEA – Federal Council of Engineering, Architecture and Agronomy and of the Legal Institute of Engineering.

3. LIMITS OF RESPONSIBILITY

• In the preparation of this report, APSIS used historic data and information audited by third parties or not audited and projected non-audited data, supplied in writing or verbally by the company’s management or obtained from the sources mentioned. Therefore, APSIS assumed as true the data and information obtained for this report and does not have any responsibility in connection with their truthfulness.

• The scope of this work did not include audit of the financial statements or revision of the works performed by its auditors.

• Our work was developed for use by the applicants aiming at the already described objectives. It may, thus, be disclosed as part of the documents related to the corporate reorganization of BRASKEM, the mention of this work in related publications being authorized, and it may further be filed at CVM and in the Securities and Exchange Commission – SEC, as well as made available to shareholders and third parties, including through the websites of the companies involved.

• We highlight that the understanding of the conclusion of this report will be take place by reading it and its attachments in full. Therefore, conclusions from partial reading should not be taken.

• We do not take responsibility for occasional losses to the applicant and its shareholders, directors, creditors or other parties as a result of the use of data and information supplied by the company and comprised in this report.

• The analyses and conclusions contained herein are based on several premises, held on this date, of future operational projections, such as: macroeconomic factors, amounts practiced by the market, exchange rate variations, sale prices , volumes, market share, revenues, taxes, investments, operational margins, etc. Thus, future results may differ from any prediction or estimate contained in this report.

• This appraisal does not reflect events and their respective impacts, having occurred after the date of issue of this report, other than those listed in Chapter 6.

4. APPRAISAL METHODOLOGY

ASSETS APPROACH – NET EQUITY AT MARKET VALUE

This methodology derives from generally accepted accounting principles (PCGA), where financial statements are prepared based on the principle of historic or acquisition cost.

Due to this principle and to the fundamental principle of accounting, the book value of the assets of a company less the book value of its liabilities equals the book value of its net equity.

The application of the methodology is based on the book values of the assets and liabilities and requires adjustments to some of these items so as to reflect their probable realization values. The result of the application of this method may provide an initial basis to the calculation of the company’s value, as well as a useful basis for comparison with the result of other methodologies.

On the other hand, the basic principles of economy allow us to create the following appraisal technique: the value defined for assets less the value defined for liabilities equals the value defined for a company’s net equity. From an appraisal perspective, the relevant value definitions are those appropriate to the objective of the appraisal.

The assessment of assets, therefore, aims at appraising a company according to the adjustment of the book value (net balance) to their respective fair market values. The assets and liabilities deemed relevant are assessed by their fair market value, a comparison being made between this amount and its book value (net balance) .

The general appraisal criteria applied in the adjustment of assets subject to appraisal at market value are detailed in Chapter 10 of this report.

These adjustments, duly analyzed, are added to the book Net Equity value, thus determining the market value of the company by assessing the assets. The fair market value of the company will be the Net Equity value, considering the adjustments found for the assets and liabilities appraised.

It should be stressed that it was not the purpose of our work to identify and make a valuation of the assets that were not accounted for in the financial statements of the companies; nor the identification and quantification of liabilities not recorded or not disclosed by the Companies’ Management.

In this appraisal, the objective of the scope and methodology adopted was to appraise a going concern; therefore, the expenses incurred with the realization of the assets or enforcement of liabilities, as well as related to the bankruptcy or liquidation of companies were not considered in the calculations.

MAIN STAGES OF THE APPRAISAL

• Reading and analysis of the company’s balance sheets.

• Analysis of the assets and liabilities accounts recorded in the company’s balance sheet, to identify accounts subject to adjustments, as well as calculation and their probable market value.

• Adjustments of the property, plant and equipment of the companies by their respective market value based on the equity appraisals performed by Apsis.

• Application of the equity method of accounting on the net equity at market value of the subsidiaries and associated companies for calculation of the value of investments.

• Calculation and market value of the companies’ net equity.

5. PROFILING OF THE IPIRANGA GROUP

The Ipiranga Group, one of the largest and most traditional business conglomerates in Brazil, operates in the same segments as Petrobras, Ultrapar and Braskem. It is the second largest distributor of fuels in Brazil, with a network of 4,240 stations. It also has prominent participation in the petrochemical sector, with production of circa 650 thousand tons of petrochemical resins through IPQ, in addition to sharing, with Braskem, control of Copesul – the second largest center of petrochemical raw materials in Brazil. In 2006, the consolidated net revenue of the Ipiranga Group totaled R$ 31 billion, with R$ 1,0 billion of EBITDA and R$ 534 million in net profits. The figure below presents the corporate structure of the group before Stage 1 of the acquisition process:

With its origins in the first half of the XX century, the Companies of the Ipiranga Group develop activities in diverse sectors from the petrochemical industry to the production of tar, including refinery and distribution of fuels. We will present below a description of the companies that belong to the group’s petrochemical segment and their respective distribution assets, object of this report.

PETROCHEMICAL ASSETS

Still within the petrochemical production sector, we can visualize in the corporate structure of the Ipiranga Group four relevant companies: (i) IPIRANGA PETROQUÍMICA S/A (IPQ); and (ii) COMPANHIA PETROQUÍMICA DO SUL (COPESUL) . We will begin with COPESUL, because it is a 1st generation industry in the petrochemical chain.

THE RAW MATERIALS CENTER - COPESUL

Copesul is a 1st generation company (also know as raw materials centers), located in Pólo Petroquímico do Sul (Southern Petrochemical Pole), Triunfo, RS, which processes naphtha, mainly, in addition to condensate and LPG to generate the basic products that feed the 2nd generation industries of the petrochemical chain.

Copesul supplies the basic petrochemicals necessary to the production of innumerable articles present in modern life. Processing raw materials derived from petroleum (naphtha, LPG, condensate), the company produces ethene, propene, butadiene, benzene, solvents and fuels, which in turn will be raw materials for four large production chains:

• Thermoplastic resins chain: produced from ethene and propene by the second generation industries of Pólo Petroquímico do Sul (Ipiranga Petroquímica, Braskem, Petroquímica Triunfo and Innova), they are commercialized with the plastic transformation industries.

• Elastomers chain: also produced by the companies of Pólo do Sul (Petroflex e DSM Elastômeros), they are commercialized with the rubber transformation industries.

• Solvents chain: covers the industry of paints, shoes, furniture, agricultural industry and other sectors which process basic petrochemicals for the production of solvents, adhesives and others.

• Fuels chain: covers fuel distributors and others.

Copesul has an installed capacity to process 3.7 million tons /year of naphtha, with flexibility to use LPG and/or light condensate. Naphtha is a hydrocarbon in liquid form, derived from petroleum, which is quite similar to gasoline. Petrobras/Refinaria Alberto Pasqualini (Refap), of Canoas (RS), is the exclusive supplier of naphtha for Copesul taken by an underground pipeline to the South Petrochemical Pole.

As Refap does not have sufficient production capacity, a part of naphtha arrives in the state by the maritime terminal of Petrobras on the northern coast. Copesul’s tankage park with Petrobras/Tedut, in the municipality of Osório, has capacity for 170 thousand cubic meters and guarantees the maintenance of strategic stocks. The transfer of naphtha to Refap also occurs by an underground pipeline.

With naphtha and condensate gas, Copesul produces 3.2 million annual tons of Aromatics and Olefins, such as ethene, propene, butadiene, toluene and other solvents, gasoline and other fuels (see the produced capacity per product in the chart below) . It also produces and supplies to the other companies of the Pole utilities such as treated water (drinking, demineralized and service water), steam, hydrogen and maintenance services.

The figure below presents a summary of the production capacities per product, whose processes can be better visualized in the specific report RJ-0117/07 -8:

Production Capacity per Product (in thousand tons/year)

Benzene	265
Butadiene	105
Butene 1	40
Aromatic C9	76
Ethylene	1.200
Gasoline	177
LPG	24
MTBE	115
Diesel Oil	--
Low-Sulfur-Content Petrochemical Oil	169
Propane	16
Propene	581
Light Acyclic Solvent	--
Toluene	91
Mixed Xylenes	66

After the acquisition of the Ipiranga Group, COPESUL’s share (29.46%) held by IPQ will be owned by BRASKEM (60%) and PETROBRAS (40%).

IPIRANGA PETROQUÍMICA S/A (IPQ): THE 2ND GENERATION

Ipiranga Petroquímica (IPQ) is an industry that manufactures thermoplastic resins used in innumerable day-to-day products, such as in the manufacturing of film for packages, flasks, domestic utensils and special pipes. Ipiranga Petroquímica produces more than 700 thousand tons per year of four thermoplastic resins, the high, medium and low linear density polyethylene (PEAD, PEMD e PEBDL), and polypropylene (PP) in five industrial plants, located in Pólo Petroquímico de Triunfo —RS—Brazil.

You will find below a summary of the production capacities of each of the five plants, whose production processes may be better visualized in the specific report RJ-0117/07 -16:

- Industrial Plant 1 – PEAD (high-density polyethylene)
Beginning of operation: 1982
Capacity: 140.000 ton/year
Technology: Hostalen/Basell

- Industrial Plant 2 – PEAD
Beginning of operation: 1990
Capacity: 120.000 ton/year
Technology: Hostalen/Basell

- Industrial Plant 3 – PEAD
Beginning of operation: 1996
Capacity: 140.000 ton/year
Technology: Hostalen/Basell

- Industrial Plant 4 - PEBDL/PEAD/PEMD
Beginning of operation: 1999
Capacity: 150.000 ton/year
Technology: Spherilene/Basell

- Industrial Plant 5 – PP
Beginning of operation: 1999
Capacity: 150.000 ton/year
Technology: Spheripol/Basell

After the acquisition of the Ipiranga Group, the operating assets of IPQ will become the property of BRASKEM (60%) and PETROBRAS (40%).

DISTRIBUTION ASSETS

The distribution assets in connection with the petrochemical segment of the IPIRANGA Group are concentrated in the following company:

• IPIRANGA QUÍMICA DISTR. QUÍMICOS (IQ) – concentrates the distribution assets of petrochemical products;

IPIRANGA QUÍMICA DISTR. QUÍMICOS – IQ

Responsible for the distribution of products from Empresas Petróleo Ipiranga, Ipiranga Química is one of the main distributors of chemical and petrochemical products of South America. Its infrastructure consists of three centers, three logistics bases and tanks in four Brazilian ports, scattered in the states of Rio Grande do Sul, Rio de Janeiro, São Paulo, Paraná, Pernambuco and Bahia.

The main operating assets of IQ are concentrated in three large distribution centers: (i) GUARULHOS; (ii) CANOAS and (iii) DUQUE DE CAXIAS. The description of these assets is in specific report RJ-0117/07 -17.

After acquisition of the Ipiranga Group, the operating assets of IQ will be owned by BRASKEM (60%) and PETROBRAS (40%).

PROVISION OF SERVICES: OTHER COMPANIES

The other companies of the Ipiranga Group in connection with the petrochemical segment were created to give support to the operational companies of the group, previously described, through the provision of specific services in company or use of the existing customer base. They are companies of secondary importance, without relevant operational assets, listed below by name, sector of performance and owner after acquisition:

• IPIRANGA QUÍMICA ARMAZÉNS GERAIS – LOGISTICS – BRASKEM (60%) and PETROBRAS (40%).

• ISATEC PESQUISA, DESENVOLVIMENTO E ANALISES QUIMICAS LTDA – P&D – BRASKEM (60%) and PETROBRAS (40%).

• NATAL TRADING LTD – TRADING COMPANY – BRASKEM (60%) and PETROBRAS (40%).

• IPIRANGA SA (ARGENTINA) – TRADING COMPANY – BRASKEM (60%) and PETROBRAS (40%).

• IPIRANGA PETROQUIMICA CHILE LTDA – TRADING COMPANY – BRASKEM (60%) and PETROBRAS (40%).

• IPQ PETROQUIMICA CHILE LTDA – TRADING COMPANY – BRASKEM (60%) and PETROBRAS (40%).

6. ACQUISITION OF THE IPIRANGA GROUP: SUMMARY OF THE OPERATION

The Ipiranga Group was acquired by the companies PETRÓLEO BRASILEIRO S/A (PETROBRAS), BRASKEM S/A (BRASKEM) and ULTRAPAR PARTICIPAÇÕES S/A (ULTRAPAR), the latter being a commissionaire for the account and order of the former along the acquisition process. After the conclusion of the acquisition, Ultrapar shall hold the distribution business of fuels and lubricants, located in the South and Southeast regions (“South Distribution Assets”). Petrobras shall hold the distribution business of fuels and lubricants located in the North, Northeast and Midwest regions (“North Distribution Assets”). Braskem and Petrobras shall hold the petrochemical assets, represented by Ipiranga Química S.A., Ipiranga Petroquímica S.A. (“IPQ”) and by the latter’s holding in Copesul – Companhia Petroquímica do Sul (“Copesul ”), at the rate of 60% for Braskem and 40% for Petrobras (“Petrochemical Assets”). The assets related to petroleum refining operations held by RPI shall be shared equally by Petrobras, Ultrapar and Braskem.

As described in the Material Fact “ACQUISITION OF IPIRANGA GROUP ”, published on March 19, 2007, the operation is divided into five stages, namely:

1. Acquisition of shares of Controlling Shareholders of Ipiranga by Ultrapar;

2. Public Tag Along Offering for acquisition of common shares issued by RPI, DPPI, CBPI and IPQ;

3. Public Offering for Cancellation of Registration of Public
Limited Company of Copesul;

4. Incorporation by Ultrapar of shares issued by RPI, DPPI and
CBPI;

5. Segregation and transfer of assets acquired by PETROBRAS
and BRASKEM.

7. GENERAL ASSESSMENT CRITERIA

This report was prepared to assess IQ’s equity, according to the criteria listed below within the context of the acquisition process of the Ipiranga Group. The table below presents the general criteria defined for assessment of each account and/or group of accounts of the companies involved in the operation:

ACCOUNT GROUPS	PREMISES	ASSESSMENT CRITERIA

GENERAL	Accounts with value of less than R$500 thousand were not analyzed; the book value was maintained, with the exception of those that were consolidated in a specific group.	Market value identical to book value.

Cash, banks and financial investments	Highly liquid assets, with book values equal or very close to market value.	Market value identical to book value. The Financial Investments are substantially hedged by CDI (Interbank Deposit Certificate), according to note of financial instruments of ITR, there being not market adjustments.

ACCOUNT GROUPS	PREMISES	ASSESSMENT CRITERIA

Accounts Receivable– National and Foreign (Current and Long-Term assets)
Represented by:

Trade bills receivable and Financing to customers for renovation and modernization of stations, acquisition of products and market development, net of:

          • Foreign exchange advances delivered; and
          • Provision for credits in liquidation.
          • The Provision for credits of doubtful liquidation was considered sufficient to cover possible losses.

Assessed, when applicable, for the value receivable, net of built-in interest on the sale price.

Inventories

	• Finished Products	• Finished products – Assessed, by the sale
value of taxes and commercial expenses;
• Raw Materials
• Raw Materials – Assessed by replacement
	• Advances to suppliers	price
Other items – Market value identical to
	• Consumption materials	book value

• Provision for Loss

ACCOUNT GROUPS	PREMISES	ASSESSMENT CRITERIA

Deferred income tax and social contribution – Current assets and Long-term assets	Tax credits, restated by SELIC (Brazilian base rate), not subject to prescription periods, resulting from tax losses, negative bases, among others, substantiated in the continuity of the profitability of transactions and recognized to amount at which its realization may be considered probable.	Market value identical to book value.

Taxes recoverable – Current	• Represented by the tax credits, very close to taxes and contributions due in the short-term:

         • ICMS (a Provisional Value Added Tax)
         • IPI (Excise Tax)
         • PIS E COFINS (Social Participation Program and
         • Contribution to Social Security Financing)
         • IRRF (Income Tax Deductible at Source)
         • Early IR (Income Tax) and CS (Social Contribution)
         • Others

	Net of provision for the creditor balances that the companies estimate may not compensate in the future.	Book value maintained, having in view that the balance is represented, substantially by credits with ICMS recoverable already restated by the provision in view of possible losses based on maximum expected discount in the commercialization of the same. (See ITR).
assets and Long-term assets

ACCOUNT GROUPS	PREMISES	ASSESSMENT CRITERIA

Expenses of following fiscal years (Current Assets and Long-Term Assets)		The value corresponding to expenses with advertising, miscellaneous financial charges to appropriate and other expenses brought forward were canceled. The other items were maintained for the book value, as, in the event of early termination, they are subject to recovery.
Represented substantially by:
• Rent of real estate paid early

• Miscellaneous financial charges to appropriate

• Advertising

• Insurance

• Other expenses brought forward

Dividends proposed to receive	Dividends to receive from subsidiaries.	Market value identical to book value.

Substantially represented by:
Other accounts receivable
	• Debentures/Bonus of related parties	Market value identical to book value.
(Current and Long-term assets)
• Accounts receivable from related parties

• Other accounts receivable

ACCOUNT GROUPS	PREMISES	ASSESSMENT CRITERIA

Long-term financial investments	Highly liquid assets, with equal accounting values or very close to market value.	The Financial Investments are substantially hedged by CDI (Interbank Deposit Certificate), according to the note of ITR financial instruments. No adjustments to market.

Related Companies – Long-term.	Loans receivable from subsidiaries and associated companies.	Market value identical to book value.

Judicial Deposits	All judicial deposits have a corresponding provision in the Liabilities.	Market value identical to book value.

Relevant Investments – Net Equity	Investments in subsidiaries assessed at market value.	Book balances of the balance sheet of
assessed at market value		subsidiaries were adjusted to market value.
The amount accounted for as the
participation of said parent companies, in
these companies, was then adjusted based on
equity method of accounting, based on the
net equity at market value of their
subsidiaries.

ACCOUNT GROUPS	PREMISES	ASSESSMENT CRITERIA

Premium/Discount	Premium/Discount verified in the acquisition of investments, already contemplated in the Net Equity at market value of the companies assessed.	Null market value.

ACCOUNT GROUPS	PREMISES	ASSESSMENT CRITERIA

• Associated companies and subsidiaries not valued at market (relevant criteria and/or market value identical to book value), are assessed by equity method of accounting.

     • The Other Investments, then valued by book provision for losses value or, when applicable, valued by their respective quotations at BOVESPA (São Paulo Stock Exchange), on base date 09/30/2007.

Other Investments	Other Investments are represented by:

• Subsidiaries and associated companies not valued at market

• Other Investments

ACCOUNT GROUPS	PREMISES	ASSESSMENT CRITERIA

Property, Plant and Equipment: - Land, buildings / facilities, machinery / equipment / vehicles	Specific assessment reports, as presented in Chapter 5.	Market value.

Works in Progress	Assets with book value close to market value.	Market value identical to book value.

Improvements to third party real estate	Assets with depreciated book value close to market value, adjusted for effectiveness of rent/lease contracts.	Market value identical to book value.

Advance to Suppliers Property, Plant and Equipment	Values to be incorporated to property, plant and equipment upon conclusion of projects.	Market value identical to book value.

Deferred Assets	Expenses associated to studies and projects as well as installations in third parties, net of corresponding amortizations.	Market value identical to book value.

Intangible Assets	Represented by Software, Technology, Rights of use, Patents and other intangible assets, net of amortizations and of provision for losses in realization of intangible assets.	Market value identical to book value.

ACCOUNT GROUPS	PREMISES	ASSESSMENT CRITERIA

Financing in national and foreign currency – Current liabilities and Long-Term Liabilities	Financing for acquisition of estate, working capital, acquisition of raw materials and others.	Most of the time, the majority of financing has its charges based on CDI or TJLP (Long- Term Interest Rate), for the case of specific financing borrowed from BNDES. According to a note of financial instruments of ITR, there are no relevant adjustments at market.

Debentures	All Debentures were considered at face value.	As verified in the Financial Instruments Note in the ITRs, there are no relevant adjustments at market.

Suppliers	All obligations with Suppliers were considered due at their book value, having in view that their liquidations are very short term.	Market value identical to book value.

Salaries and social charges	Values considered at face value.	Market value identical to book value.

Proposed Dividends to pay	Values to pay to parent company	Market value identical to book value.

ACCOUNT GROUPS	PREMISES	ASSESSMENT CRITERIA

Income Tax and Social Contribution Payable – Current liabilities and Long-Term liabilities	Represented by provision constituted on real profits, adjusted by IR (Income Tax) and CS (Social Contribution)calculated on the effects of increases and decreases in value.	Recalculated from the effects produced by the assessment of the Net Equity at market value.

Deferred Income Tax and Social Contribution – Current and Long Term liabilities.	Tax debits, restated by SELIC rate, not subject to prescription periods, represented by profits obtained abroad, among others.	Market value identical to book value.

Tax obligations and Other taxes and contributions – Current liabilities and long-term liabilities.	ICMS (Provisional Tax on Financial Transactions), IPI (Excise Tax), PIS (Social Participation Program), COFINS (Contribution for Social Security Financing), IVA (Value Added Tax), ISS (Service Tax), IRRF (Income Tax Deductible at Source), INSS (Social Security Tax) and other tax obligations due were considered for the full amount due. The long-term installment corresponds to taxes and contributions provisioned, whose values were deposited in court.	Market value identical to book value.

Related companies	Loans payable to subsidiaries and associated companies.	Market value identical to book value.

ACCOUNT GROUPS	PREMISES	ASSESSMENT CRITERIA

Other Accounts Payable – Current and long-term liabilities	Represented by Rents, Condominium fees, Insurance, pension plans, provision for contingencies and other accounts payable.	Market value identical to book value, except for contingencies that were restated for values calculated based on possible contingencies, at the ratio of 50% to 100% of the amounts presented, having in view the uncertainty of success by the companies, as informed in the ITRs. For the contingencies considered as having a remote possibility of loss, adjustments to the provision were not considered.

8. ASSESSMENT OF IQ’s NET EQUITY AT MARKET VALUE

In this report, the assets approach for assessment of IQ’s Net Equity at market value was adopted. In this approach, we valued the relevant assets and liabilities so as to reflect their fair market value, according to the criteria detailed in Chapter 7.

RELEVANT ASSETS

IQ is a company that presents a double function in the structure of the Ipiranga Group: (i) holding of the group’s petrochemical investments; (ii) operating company, acting in the segment of petrochemical products distribution.

To arrive at IQ’s Net Equity at market value, therefore, it will be necessary for us to make valuations of their relevant operating assets, and also of the relevant investments in other companies of the group.

ASSESSMENT OF THE PROPERTY, PLANT AND EQUIPMENT

The assets that integrate the property, plant and equipment relating to the accounts of land, buildings/facilities and machinery/equipment are of greatest relevance within the group of operating assets of IQ. The valuation of these assets can be found in Assessment Report RJ-0117/07 -17, and is summarized in the table below:

Assessment of Exchange Position - Stage 2

VALUE ( R$ MILLION)

RELEVANT	BOOK VALUE

ACCOUNTS	ULTRA	DPPI

ASSESSMENT OF PETROCHEMICAL INVESTMENTS

For assessment of IQ’s Net Equity at market value, we need to assess, in addition to its property, plant and equipment, Net Equity at market value of the invested companies considered relevant.

We present below the list of companies considered relevant, with the respective specific reports of assessment of the property, plant and equipment:

• IPQ – Assessment Report RJ-0117/07 -16

• COPESUL – Assessment Report RJ-0117/07 -18

The Net Equity at market value of these companies is detailed in Attachment 1.

ASSESSMENT OF OTHER ASSETS AND LIABILITIES

For the other assets and liabilities of RPI, the criteria detailed in Chapter 7 were adopted, as shown in the calculations spreadsheets of Attachment 1.

VALUE OF IQ’s NET EQUITY AT MARKET VALUE

The table below presents the value of IQ’s Net Equity at market value on the base date, with the respective adjustments in the main accounts:

RELEVANT		VALUE (R$MILLION)

ACCOUNTS		BOOK	MARKET	ADJUSTMENT

TOTAL ASSETS		1.013,78	1.461,83	448,05

CURRENT ASSETS		140,37	143,94	3,57

LONG-TERM ASSETS		63,09	63,09	0,00

PERMANENT ASSETS		810,33	1.254,80	444,47

Investments		757,31	1.182,92	425,61
IPQ	92%	713,27	1.181,41	468,14
ISATEC	100%	1,00	1,00	0,00
IQAG	100%	0,48	0,48	0,00
Premium/Discount		42,53	0,00	-42,53
Others		0,02	0,02	0,00
Fixed Assets		45,43	64,29	18,86
Equipment and Facilities		13,85	15,80	1,95
Buildings and Constructions		23,25	33,43	10,17
Land		3,02	9,76	6,74
Constructions in Progress/Advances to Suppliers		0,23	0,23	0,00
Vehicles		0,48	0,48	0,00
Others		4,61	4,61	0,00
Deferred Assets		6,08	6,08	0,00
Intangible Assets		1,51	1,51	0,00

TOTAL LIABILITIES		1.013,78	1.461,83	-448,05

CURRENT LIABILITIES		177,06	183,96	-6,90

LONG-TERM LIABILITIES		1,14	3,29	-2,15

NET EQUITY		835,58	1.274,58	-439,00

Net Adjustment at Market		-	439,00	-

9. CONCLUSION

In light of the examinations conducted in the previously mentioned documentation and on the basis of APSIS’ analyses, the experts concluded that the value of IQ’s Net Equity at market value is R$ 1.275 million (one billion, two hundred and seventy -five million), on the base date of September 30, 2007.

Report RJ-0109/08 -01 being concluded, consisting of 33 (thirty-three) pages typed on one side and 03 (three) attachments and reproduced in 03 (three) original counterparts, APSIS Consultoria Empresarial Ltda., CREA/RJ 82.2.00620 -1 and CORECON/RJ RF/2.052 -4, a company specialized in the valuation of assets, legally represented below by its directors, makes itself available for any clarifications which may be necessary.

Rio de Janeiro, March 10, 2008.

   /s/ ANA CRISTINA FRANÇA DE SOUZA
   ANA CRISTINA FRANÇA DE SOUZA
                     Sócia-Diretora

   /s/ LUIZ PAULO CÉSAR SILVEIRA
     LUIZ PAULO CÉSAR SILVEIRA
                         Diretor

   /s/ CESAR DE FREITAS SILVESTRE
    CESAR DE FREITAS SILVESTRE
                       Contador

10. LIST OF ATTACHMENTS

1. CALCULATIONS OF THE VALUATIONS

2. SUPPORT DOCUMENTATION

3. GLOSSARY AND APSIS’ PROFILE

SÃO PAULO – SP	RIO DE JANEIRO – RJ
Av. Vereador José Diniz, 3.300, Cj. 808	Rua São José, 90, grupo 1802
Work Center 4, CEP: 04604-006	Centro, CEP: 20010-020
Tel.: + 55 11 2626.0510 Fax: + 55 11 2626.0510	Tel.: + 55 21 2212.6850 Fax: + 55 21 2212.6851

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.